FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
July 10, 2002

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission file number: 333-12032

MOBILE TELESYSTEMS OJSC
(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

C R6A

ОТЧЕТ ОБ ИТОГАХ ГОЛОСОВАНИЯ

по вопросам повестки дня годового общего собрания акционеров
Открытого акционерного общества «Мобильные ТелеСистемы» 21 июня 2002 года.
(Место нахождения: Россия, г.Москва, ул. Марксистская, дом 4)

Члены счетной комиссии: 1. Буянов Алексей Николаевич, 2. Блинов Андрей Константинович; 3. Коваленко Елена Олеговна

Место проведения собрания: Россия, г. Санкт-Петербург, Конногвардейский б-р, дом 7.

Дата и время: «21» июня 2002 года в 16.00 по московскому времени.

Форма собрания: очная (совместное присутствие).

Голосование: с использованием бюллетеней

Итоги регистрации акционеров и выдачи акционерам бюллетеней для голосования:

Общее количество голосов, которыми обладают акционеры – владельцы голосующих акций ОАО «МТС» - **1 993 326 138** голосов.

Для участия в собрании зарегистрировались и получили бюллетени для голосования акционеры, обладающие **1 634 527 440** голосов, что составляет **82 %** от общего количества голосов, которыми обладают акционеры – владельцы голосующих акций ОАО «МТС».

Итоги голосования по вопросам повестки дня собрания:

1. Итоги голосования по первому вопросу повестки дня: Порядок ведения годового общего собрания акционеров.

Вопрос, поставленный на голосование: Для ведения собрания избрать Председательствующим на годовом общем собрании акционеров ОАО «МТС» Новицкого Е.Г.

При голосовании по данному вопросу от акционеров получено 4 (четыре) бюллетеня для голосования, представляющих **1 634 527 440** голосов. Все бюллетени признаны действительными.

Голоса акционеров по данному вопросу повестки дня распределены следующим образом:

«ЗА» – **1 634 527 440** голосов (100 % от общего количества голосов акционеров, принимающих участие в собрании); «ПРОТИВ» – 0 (ноль) голосов; «ВОЗДЕРЖАЛСЯ» - 0 (ноль) голосов.

Итоги голосования по вопросу: Решение принято.

2. Итоги голосования по второму вопросу повестки дня: Об избрании членов Счетной комиссии (определении количественного состава счетной комиссии ОАО «МТС» и избрании членов счетной комиссии ОАО «МТС»).

Вопросы, поставленные на голосование:

1. Утвердить количественный состав Счетной комиссии в количестве 3 (трех) человек.

При голосовании по данному вопросу от акционеров получено 4 (четыре) бюллетеня для голосования. Все бюллетени признаны действительными.

Голоса акционеров по п. № 1 данного вопроса повестки дня распределены следующим образом:

«ЗА» – **1 634 527 440** голосов, (100 %); «ПРОТИВ» – 0 голосов; «ВОЗДЕРЖАЛСЯ» - 0 голосов;

Итоги голосования по п.1 данного вопроса: Решение принято.

2. Избрать в члены Счетной комиссии ОАО «МТС» следующих лиц: Буянов Алексей Николаевич, Блинов Андрей Константинович, Коваленко Елена Олеговна.

При голосовании по данному вопросу от акционеров получено 4 (четыре) бюллетеня для голосования, представляющих **1 634 527 440** голосов. Все бюллетени признаны действительными.

Голоса акционеров по п. № 2 данного вопроса повестки дня распределены следующим образом:

1. Буянов А.Н. - «ЗА» – 1 634 527 440 голосов, (100 %); «ПРОТИВ» – 0 голосов; «ВОЗДЕРЖАЛСЯ» - 0 голосов;

2. Блинов А.К - «ЗА» – 1 634 527 440 голосов (100%); «ПРОТИВ» – 0 голосов; «ВОЗДЕРЖАЛСЯ» - 0 голосов;

3. Коваленко Е.О. - «ЗА» – 1 634 527 440 голосов (100%); «ПРОТИВ» – 0 голосов; «ВОЗДЕРЖАЛСЯ» - 0 голосов;

Итоги голосования по п.2 данного вопроса: Решение принято.

В члены Счетной комиссии ОАО «МТС» избраны следующие лица: Буянов А.Н., Блинов А.К., Коваленко Е.О.

3. Итоги голосования по третьему вопросу повестки дня: Об утверждении годового отчета ОАО «МТС», годовой бухгалтерской отчетности ОАО «МТС», отчета (счета) прибылей и убытков ОАО «МТС», распределение прибыли ОАО «МТС».

Вопрос, поставленный на голосование: Утвердить годовой отчет ОАО «МТС» за 2001 год, годовую бухгалтерскую отчетность ОАО «МТС» за 2001 год, отчет (счет) прибылей и убытков ОАО «МТС» за 2001 год, порядок распределения прибыли ОАО «МТС».

При голосовании по данному вопросу от акционеров получено 4 (четыре) бюллетеня для голосования, представляющих **1 634 527 440** голосов. Все бюллетени признаны действительными.

Голоса акционеров по данному вопросу повестки дня распределены следующим образом: «ЗА» – **1 634 527 440** голосов (100%); «ПРОТИВ» – 0 голосов; «ВОЗДЕРЖАЛСЯ» - 0 голосов;

Итоги голосования по вопросу: Решение принято.

4. Итоги голосования по четвертому вопросу повестки дня: Об избрании членов Совета директоров ОАО «МТС».

Вопрос, поставленный на голосование: Избрать в члены Совета директоров ОАО «МТС» следующих лиц: Воронцова Ж.И., Вронец А.П., Гюнтер М., Гончарук А.Ю., Лейвиман А.Л., Новицкий Е.Г., Сидоров В.В., Смирнов М.А., Тауфманн Г., Хеннике Р.

Голосование кумулятивное. При голосовании по данному вопросу от акционеров получено 4 (четыре) бюллетеня для голосования, представляющих 11 441 692 080 голосов, что составляет **100 %** от общего количества голосов по данному вопросу. Все бюллетени признаны действительными.

Голоса акционеров по данному вопросу повестки дня распределены следующим образом: 1. Воронцова Жаннета Александровна - – 421 536 024 голосов (3,68%); 2. Вронец Александр Петрович – 1 372 163 871 голосов (11,99 %); 3. Гюнтер Михаэль - 1 843 833 524 голосов (16,12%); 4. Гончарук Александр Юрьевич – 1 372 163 871 голосов (11,99 %); 5. Лейвиман Александр Львович – 0 голосов (0%); 6. Новицкий Евгений Григорьевич – 0 голосов (0%); 7. Сидоров Василий Васильевич – 1 372 163 871 голосов (11,99 %); 8. Смирнов Михаил Алексеевич - 1 372 163 871 голосов (11,99 %); 7. Тауфманн Гернот - 1 843 833 524 голосов (16,12 %); 8. Хенникe Райнер Хартмут – 1 843 833 524 голосов (16,12%);

Итоги голосования по вопросу: Решение принято. В члены Совета директоров ОАО «МТС» избраны следующие лица: **Вронец А.П., Гончарук А.Ю., Гюнтер М., Сидоров В.В., Смирнов М.А., Тауфманн Г., Хенникe Р.**

5. Итоги голосования по пятому вопросу повестки дня: Об определении количественного состава Ревизионной комиссии и избрание членов Ревизионной комиссии.

Вопросы, поставленные на голосование:

1. Определить количественный состав Ревизионной комиссии ОАО «МТС»: 3 (три) человека.

При голосовании по данному вопросу от акционеров получено 4 (четыре) бюллетеня для голосования, представляющих **1 634 527 440** голосов. Все бюллетени признаны действительными.

Голоса акционеров по п.1 данного вопроса повестки дня распределены следующим образом: «ЗА» – 1 634 527 440 голосов (100 %); «ПРОТИВ» – 0 голосов; «ВОЗДЕРЖАЛСЯ» - 0 голосов.

Итоги голосования по п.1 данного вопроса: Решение принято.

2. Избрать в члены Ревизионной комиссии ОАО «МТС» следующих лиц: Абакумова Т.Н., Бекян Е.В., Вилльманн Бернд, Кушаков С.Н.

При голосовании по данному вопросу от акционеров получено 4 (четыре) бюллетеня для голосования, представляющих **1 634 527 440** голосов. Все бюллетени признаны действительными.

Голоса акционеров по данному вопросу повестки дня распределены следующим образом:

1. **Абакумова Татьяна Николаевна** - «ЗА» – 60 219 432 голосов (3,68 %); «ПРОТИВ» – 1 574 308 008 голосов (96,32 %); «ВОЗДЕРЖАЛСЯ» - 0 голосов;
2. **Бекян Елена Владимировна** - «ЗА» – 1 634 527 440 голосов (100 %); «ПРОТИВ» –0 голосов; «ВОЗДЕРЖАЛСЯ» - 0 голосов;
3. **Вилльманн Бернд** - «ЗА» – 1 574 308 008 голосов (96,32 %); «ПРОТИВ» – 60 219 432 голосов (3,68 %); «ВОЗДЕРЖАЛСЯ» - 0 голосов.
4. **Кушаков Сергей Николаевич** – «ЗА» - 1 634 527 440 голосов (100%); «ПРОТИВ» – 0 голосов; «ВОЗДЕРЖАЛСЯ» - 0 голосов.

Итоги голосования по п.2 данного вопроса: Решение принято. В члены Ревизионной комиссии избраны ОАО «МТС» следующие лица: **Бекян Е.В., Вилльманн Б., Кушаков С.Н.**

6. Итоги голосования по шестому вопросу повестки дня: Об утверждении аудитора.

Вопрос, поставленный на голосование: 1. Утвердить аудитором ОАО «МТС» на срок до следующего годового общего собрания акционеров ОАО «МТС» аудиторскую компанию – ЗАО «ПрайсвотерхаусКуперс Аудит»; ЗАО «Делойт и Туш СНГ»

При голосовании по данному вопросу от акционеров получено 4 (четыре) бюллетеня для голосования, представляющих **1 634 527 440** голосов. Все бюллетени признаны действительными.

Голоса акционеров по данному вопросу повестки дня распределены следующим образом:

1. **ЗАО «ПрайсвотерхаусКуперс Аудит» –** «ЗА» – 0 голосов (0%); «ПРОТИВ» – **1 634 527 440** голосов (100%); «ВОЗДЕРЖАЛСЯ» - 0 голосов (0%).
2. **ЗАО «Делойт и Туш СНГ»** – «ЗА» – **1 634 527 440** голосов (100 %); «ПРОТИВ»–0 голосов; «ВОЗДЕРЖАЛСЯ» - 0 голосов.

Итоги голосования по вопросу: Решение принято. Утвердить аудитором ОАО «МТС» на срок до следующего годового общего собрания акционеров ОАО «МТС» аудиторскую компанию – **ЗАО «Делойт и Туш СНГ».**

7. Итоги голосования по седьмому вопросу повестки дня: Об утверждении новой редакции устава ОАО «МТС».

Вопрос поставленный на голосование: Утвердить устав ОАО «МТС» в новой редакции.

При голосовании по данному вопросу от акционеров получено 4 (четыре) бюллетеня для голосования, представляющих **1 634 527 440** голосов. Все бюллетени признаны действительными.

Голоса акционеров по данному вопросу повестки дня распределены следующим образом: «ЗА» – **1 634 527 440** голосов (100%); «ПРОТИВ» – 0 голосов; «ВОЗДЕРЖАЛСЯ» - 0 голосов.

Итоги голосования по вопросу: Решение принято. Утвердить устав ОАО «МТС» в новой редакции.

8. Итоги голосования по восьмому вопросу повестки дня: Об одобрении сделок между ОАО «МТС» и заинтересованными лицами, которые могут быть совершены в будущем в процессе осуществления обычной хозяйственной деятельности в период до следующего годового общего собрания акционеров ОАО «МТС».

Вопрос, поставленный на голосование: 1. Одобрить основные характеристики сделок между ОАО «МТС» и заинтересованными лицами, которые могут быть совершены в будущем в процессе осуществления обычной хозяйственной деятельности в период до следующего годового общего собрания акционеров ОАО «МТС», а именно:

- *Лица, с которыми могут совершаться указанные сделки:* **Акционерное общество открытого типа «Акционерная финансовая корпорация «Система». ДеТеМобиль Дойче Телеком МобилНет ГмбХ, Закрытое акционерное общество «Инвест-Связь-Холдинг»;**
- *Характер (предмет) сделок:* поручительство по обязательствам дочерних и зависимых компаний ОАО «МТС» перед указанными лицами, договоры поставки телекоммуникационного оборудования, договоры на выполнение научно-исследовательских и опытно-конструкторских и технологических работ, аренды недвижимости;

- *Предельная сумма таких сделок:* в совокупности с каждым из указанных заинтересованных лиц в размере, эквивалентном 50 миллионам долларов США по всем сделкам в сумме в течение указанного периода времени – до следующего годового общего собрания акционеров.

При голосовании по данному вопросу от акционеров получено 4 (четыре) бюллетеня для голосования, представляющих **1 634 527 440** голосов. Все бюллетени признаны действительными.

Голосов акционеров по данному вопросу повестки дня распределены следующим образом: «ЗА» – **1 634 527 440** голосов (**100 %**); «ПРОТИВ» – 0 голосов; «ВОЗДЕРЖАЛСЯ» - 0 голосов.

Итоги голосования по вопросу: Решение принято.

Отчет об итогах голосования составлен на основании протокола об итогах голосования от «24 » июня 2002 года.

Председатель счетной комиссии ОАО «МТС» ________ **Буянов А.Н.**

Члены счетной комиссии:

Блинов А.К. ________

Коваленко Е.О. ________

TRANSLATION

REPORT ON RESULTS OF VOTING

on

Items of Agenda of Annual General Meeting of Shareholders

of

Mobile TeleSystems Open Joint Stock Company, June 21, 2002

(Place of business: 4, Marksistskaya Street, Moscow, Russian Federation)

Members of the Counting Commission:

1. Alexey Nickolaevich Buyanov,
2. Andrey Konstantinovich Blinov,
3. Elena Olegovna Kovalenko.

Place of meeting: 7, Konnogvardeisky Boulevard, St. Petersburg, Russia.

Date and time: 21 June 2002 at 4:00 p. m., Moscow time.

Form of meeting: in presentia (joint personal presence).

Voting: by ballots.

Results of registration of shareholders and delivery of ballots to shareholders:

Total number of votes owned by shareholders of MTS OJSC voting shares: **1,993,326,138** votes.

Shareholders owning in aggregate **1,634,527,440** votes, constituting **82 %** of the total number of votes owned by shareholders of MTS OJSC voting shares, were registered and received ballots.

Results of voting on the items placed on the agenda of the meeting:

1. **Voting results for Item 1 of the agenda: Procedure for conducting the annual general meeting of shareholders.**

Issue for voting: Elect Mr. E. G. Novitski to preside over the annual general meeting of MTS OJSC shareholders.

In the course of voting on this issue there were received 4 (four) ballots representing **1,634,527,440** votes. All ballots were recognized valid.

Shareholders' votes for this issue of the agenda were distributed as follows:

IN FAVOR - **1,634,527,440** votes (that is 100 % of votes of shareholders participating in the meeting); **AGAINST** – 0 (zero) votes; **ABSTAINED** – 0 (zero) votes.

Voting results for the issue: Resolution is approved.

2. **Voting results for Item 2 of the agenda: Election of members of the Counting Commission (Determination of the size of MTS OJSC Counting Commission).**

Issues for voting:

1. Approve the size of the Counting Commission consisting of three (3) members.

In the course of voting on this issue there were received 4 (four) ballots representing **1,634,527,440** votes. All ballots were recognized valid.

Shareholders' votes for item 1 of this issue were distributed as follows:

IN FAVOR - **1,634,527,440** votes (100 %); **AGAINST** – 0 (zero) votes; **ABSTAINED** – 0 (zero) votes.

Voting results for item 1 of this issue: Resolution is approved.

2. Elect the following persons to MTS OJSC Counting Commission: Alexey Nickolaevich Buyanov, Andrey Konstantinovich Blinov, Elena Olegovna Kovalenko.

In the course of voting on this issue there were received 4 (four) ballots representing **1,634,527,440** votes. All ballots were recognized valid.

Shareholders' votes for item 2 of this issue were distributed as follows:

1. A. N. Buyanov: **IN FAVOR** - 1,634,527,440 votes (100 %); **AGAINST** – 0 (zero) votes; **ABSTAINED** – 0 (zero) votes.
2. A. K. Blinov: **IN FAVOR** - 1,634,527,440 votes (100 %); **AGAINST** – 0 (zero) votes; **ABSTAINED** – 0 (zero) votes.
3. E. O. Kovalenko: **IN FAVOR** - 1,634,527,440 votes (100 %); **AGAINST** – 0 (zero) votes; **ABSTAINED** – 0 (zero) votes.

Voting results for item 2 of this issue: Resolution is approved.
The following persons are elected members of MTS OJSC Counting Commission: A. N. Buyanov, A. K. Blinov, E. O. Kovalenko.

3. Voting results for Item 3 of the agenda: Approval of MTS OJSC Annual Report, MTS OJSC Balance Sheet, MTS OJSC Profit and Loss Statement, MTS OJSC Profit Distribution.

Issue for voting: Approve MTS OJSC Annual Report for 2001, MTS OJSC Balance Sheet for 2001, MTS OJSC Profit & Loss Statement for 2001, MTS OJSC Profit Distribution.

In the course of voting on this issue there were received 4 (four) ballots representing **1,634,527,440** votes. All ballots were recognized valid.

Shareholders' votes for this item of the agenda were distributed as follows: **IN FAVOR - 1,634,527,440** votes (100 %); **AGAINST** – 0 (zero) votes; **ABSTAINED** – 0 (zero) votes.

Voting results for this issue: Resolution is approved.

4. Voting results for Item 4 of the agenda: Election of MTS OJSC Board of Directors members.

Issue for voting: Elect the following persons members of MTS OJSC Board of Directors: J. A. Vorontsova, A. P. Vronets, M. Guenther, A. Y. Goncharuk, A. L. Leyviman, E. G. Novitski, V. V. Sidorov, G. Taufmann, R. Hennicke.

The voting was cumulative. In the course of voting on this issue there were received 4 (four) ballots representing **11,441,692,080** votes constituting **100 %** of the total number of votes for this issue. All ballots were recognized valid.

Shareholders' votes for this item of the agenda were distributed as follows: 1. Jannetta Alexandrovna Vorontsova – 421,536,024 votes (3.68 %); 2. Alexander Petrovich Vronets – 1,372,163,871 (11.99 %); Michael Guenther – 1.843,833,524 votes (16.12 %); 4. Alexander Yurievich Goncharuk – 1,372,163,871 votes (11,99%); 5. Alexander Lvovich leyviman – 0 (zero) votes (0 %); 6. Evgueni Grigorievich Novitski – 0 (zero) votes (0 %); 7. Vasily Vasilievich Sidorov – 1,372,163,871 votes (11.99 %); 8. Mikhail Alexeevich Smirnov – 1,372,163,871 votes (11.99 %); 9. Gernot Taufmann – 1,843,833,524 votes (16,12 %); 10. Rainer Hartmut Hennicke – 1,843,833,524 votes (16.12 %).

Voting results for this issue: Resolution is approved. The following persons are elected members of MTS OJSC Board of Directors: **A. P. Vronets, A. Y. Goncharuk, M. Guenther, V. V. Sidorov, M. A. Smirnov, G. Taufmann, R. Hennicke.**

5. Voting results for Item 5 of the agenda: Determination of the size of MTS OJSC Auditing Commission and election of members of the Auditing Commission.

Issues for voting:

1. Determine the size of the Auditing Commission consisting of 3 (three) members.

In the course of voting on this issue there were received 4 (four) ballots representing **1,634,527,440** votes. All ballots were recognized valid.

Shareholders' votes for item 1 of this issue were distributed as follows: **IN FAVOR** - 1,634,527,440 votes (100 %); **AGAINST** – 0 (zero) votes; **ABSTAINED** – 0 (zero) votes.

Voting results for item 1 of this issue: Resolution is approved.

2. Elect the following persons members of MTS OJSC Auditing Commission: T. N. Abakumova, E. V. Bekyan, Bernd Willmann, S. N. Kushakov.

In the course of voting on this issue there were received 4 (four) ballots representing **1,634,527,440** votes. All ballots were recognized valid.

Shareholders' votes for this issue of the agenda were distributed as follows:
1. **Tatiana Nickolaevna Abakumova**: IN FAVOR – 60,219,432 votes (3.68 %); AGAINST – 1,574,308,008 (96.32 %); ABSTAINED – 0 (zero) votes;
2. **Elena Vladimirovna Bekyan**: IN FAVOR – 1,634,527,440 votes (100 %); AGAINST – 0 (zero) votes; ABSTAINED – 0 (zero) votes;
3. **Bernd Willmann**: IN FAVOR – 1,574,308,008 votes (96.32 %); AGAINST – 60,219,432 votes (3.68 %); ABSTAINED – 0 (zero) votes;
4. **Sergey Nickolaevich Kushakov**: IN FAVOR – 1,634,527,440 votes (100 %); AGAINST – 0 (zero) votes; ABSTAINED – 0 (zero) votes.

Voting results for item 2 of this issue: Resolution is approved. The following persons are elected members of MTS OJSC Auditing Commission: **E. V. Bekyan, B. Willmann, S. N. Kushakov.**

6. Voting results for Item 6 of the agenda: Approval of an auditor.

Issue for voting: Approve the auditing company: 1. PriceWaterhouseCoopers Audit CJSC; 2. Deloitte & Touche CIS CJSC as MTS OJSC auditor for the period until the next annual meeting of MTS OJSC shareholders.

In the course of voting on this issue there were received 4 (four) ballots representing **1,634,527,440** votes. All ballots were recognized valid.

Shareholders' votes for this item of the agenda were distributed as follows:

1. **PriceWaterhouseCoopers Audit CJSC**: IN FAVOR – 0 (zero) votes; AGAINST – **1,634,527,440** votes (100 %); ABSTAINED – 0 (zero) votes;

2. **Deloitte & Touche CIS CJSC**: IN FAVOR – **1,634,527,440** votes (100 %); AGAINST – 0 (zero) votes; ABSTAINED – 0 (zero) votes.

Voting results for this issue: Resolution is approved. Approve **Deloitte & Touche CIS CJSC** as MTS OJSC auditor for the period until the next annual meeting of MTS OJSC shareholders.

7. Voting results for Item 7 of the agenda: Approval of a new wording of MTS OJSC Charter.

In the course of voting on this issue there were received 4 (four) ballots representing **1,634,527,440** votes. All ballots were recognized valid.

Shareholders' votes for this issue of the agenda were distributed as follows: IN FAVOR – **1,634,527,440** votes (100 %); AGAINST – 0 (zero) votes; ABSTAINED – 0 (zero) votes.

Voting results for this issue: Resolution is approved. Approve the new wording of MTS OJSC Charter.

8. Voting results for Item 8 of the agenda: Approval of transactions between MTS OJSC and interested persons that may be completed in the future in the course of everyday operations during the period until the next annual meeting of MTS OJSC shareholders.

Issue for voting: 1. Approve basic details of transactions between MTS OJSC and interested persons that may be completed in the future in the course of everyday operations during the period until the next annual meeting of MTS OJSC shareholders, i. e.

- ***Persons such transactions may be concluded with*: Joint Stock Financial Corporation Sistema Open Joint Stock Company, DeTeMobil Deutsche Telekom MobilNet GmbH, Invest-Sviaz-Holding Close Joint Stock Company;**
- ***Type (subject) of transactions:*** guarantee of liabilities of MTS OJSC's subsidiaries and dependent companies to specified persons, contracts for telecommunication equipment delivery, contracts for research and development, design and engineering services;
- ***Limit for the said transactions:*** the total amount of transactions with all above mentioned interested persons in aggregate within the period until the next annual meeting of MTS OJSC shareholders shall not exceed the sum equivalent to USD 50 million.

In the course of voting on this issue there were received 4 (four) ballots representing **1,634,527,440** votes. All ballots were recognized valid.

Shareholders' votes for this item of the agenda were distributed as follows: IN FAVOR – **1,634,527,440** votes (100 %); AGAINST – 0 (zero) votes; ABSTAINED – 0 (zero) votes.

Voting results for this issue: Resolution is approved.

This Report on Results of Voting is based on the Voting Minutes made up and undersigned by members of MTS OJSC Counting Commission on June 24, 2002.

Signed by:

Members of the Counting Board: A. N. Buyanov, A. K. Blinov, E. O. Kovalenko.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By: ______*______
Name: Mikhail Smirnov
Title: President

Date: **July 10, 2002**

* By: ____________ Attorney-in-fact
Name: Alexei N. Buyanov
Title: Vice-President of
Investment and Securities